Exhibit 99.1

PRESS RELEASE

FOR IMMEDIATE RELEASE

AerCap Holdings N.V. Announces

Second Quarter 2009 Transactions

Amsterdam, The Netherlands; July 14, 2009 - AerCap Holdings N.V. (“AerCap,” “the Company”, NYSE: AER) today announced the completion of the following aircraft and engine transactions during the second quarter 2009:

•                  Signed new lease agreements for nine aircraft and executed letters of intent for 21 new aircraft leases,

•                  Delivered nine aircraft and 19 engines under lease agreements,

•                  Purchased eleven aircraft and seven engines,

•                  Sold three aircraft and six engines.

Transaction Overview

	Second Quarter 2009			Year To Date 2009
	Owned	Managed	Total	Owned	Managed	Total
Lease Agreements
Aircraft (Contracts)	7	2	9	9	2	11
Aircraft (Letters of Intent)	20	1	21	20	1	21
Deliveries
Aircraft	7	2	9	17	5	22
Engines	19	NA	19	27	NA	27
Purchases
Aircraft (Closed)	11	NA	11	21	NA	21
Engines (Closed)	7	NA	7	11	NA	11
Aircraft (Contract Signed, to be Delivered)	1	NA	1	4	NA	4
Engines (Contract Signed, to be Delivered)	NA	NA	NA	1	NA	1
Aircraft (Letters of Intent)	6	0	6	6	0	6
Sales
Aircraft (Closed)	3	NA	3	3	1	4
Engines (Closed)	6	NA	6	10	NA	10
Aircraft (Contract Signed, to be Delivered)	NA	2	2	NA	2	2
Aircraft (Letters of Intent))	NA	1	1	0	1	1

In addition, AerCap announced the completion of the following transactions:

•                  Signed a joint-venture agreement with Waha Capital for a 50/50 joint investment in AerVenture (previously disclosed),

•                  Signed a facility agreement with a German bank for a $221 million pre-delivery financing of ten A330 aircraft (previously disclosed),

•                  Closed on the funding ($466.5 million) of the initial 15 A320 aircraft in its ALS II facility, which allows for funding of a total of 30 A320 aircraft.

AerCap’s CEO Klaus Heinemann commented: “The second quarter of 2009 was highlighted by a number of important milestones for AerCap’s solid standing during the current global economic crisis. With Waha Capital, we found an experienced and sound new partner for our Airbus A320 joint venture company AerVenture. We completed the remaining pre-delivery payment financing requirements for our existing order book. We essentially placed all remaining aircraft from our order book with airlines. We sold three aircraft, all above net book value demonstrating that, even in today’s market, net book values for these aircraft remain below market values.”

Klaus Heinemann added: “The remainder of 2009 will continue to be very challenging with many of our airline clients experiencing tough market conditions but we remain confident that 2010 will show signs of significant market recovery.”

Lease Activities: Contracts Signed for Nine Aircraft and 19 Engines

New Lease Agreements

AerCap signed nine new lease agreements for aircraft in the second quarter 2009:

•                  Three new Airbus A320s for Frontier Airlines (U.S.A.),

•                  Two new Airbus A330s for P.T. Garuda Indonesia (Indonesia),

•                  One new Airbus A320 for Aigle Azur (France),

•                  Two Airbus A320s for Strategic Airlines (France),

•                  One Airbus A320 for TAME (Ecuador).

The average term of the six lease agreements for new aircraft signed during the second quarter was 112.0 months. The average term of the three lease agreements for the used aircraft was 43.7 months. During the second quarter, AerCap also executed letters of intent (signed and deposit paid by lessee) for 20 new aircraft leases with an average lease term of 140.4 months and for one used aircraft lease with a lease term of 48 months.

AerCap also entered into 19 engine lease agreements in the second quarter and delivered the engines to the lessees in the same period. Thirteen of the leased engines were CFM-56, two were CF6 engines, two were V2500, one was a CF34 and one was a PW4056 engine.

Deliveries

AerCap completed nine aircraft deliveries in the second quarter under contracted lease agreements:

•                  One new Airbus A320 for Air France (France),

•                  One new Airbus A320 for Air Arabia (United Arab Emirates),

•                  One new Airbus A320 for TAP (Portugal),

•                  One new Airbus A330 for Asiana Airlines (Korea),

•                  One new Airbus A330 for Aeroflot-Russian Airlines (Russia),

•                  One new Airbus A330 for P.T. Garuda Indonesia (Indonesia),

•                  One Boeing B737-400 for Aeroflot-Don (Russia),

•                  One Boeing B737-400 for P.T. Metro Batavia (Indonesia),

•                  One Boeing B737-500 for Aeroflot-Nord (Russia).

Purchase Activities: Eleven Aircraft Acquired in the Second Quarter

During the second quarter, AerCap acquired four new Airbus A320s and three new Airbus A330s under existing commitments with Airbus, and four vintage Airbus A320s for its subsidiary AeroTurbine.

In addition to the completed purchase activities above, AerCap has executed an agreement for the acquisition of one Airbus A320 aircraft and a letter of intent for the acquisition of six new A330-300s.

AerCap expanded its engine pool with the acquisition of three CFM-56 and four CF6 engines in the second quarter.

Sales Activities: Three Aircraft Sold in the Second Quarter 2009

AerCap closed sales transactions for two A321s and one new A320 for its owned portfolio in the second quarter 2009.

In addition, during the second quarter 2009, AerCap executed agreements for the sale of one older McDonnell Douglas MD82 and one MD83 from its managed portfolio and a letter of intent for the sale of one Boeing B737-300 from its managed portfolio.

AerCap also sold four CFM-56 engines, one V2500 and one JT8D from its owned engine pool.

Portfolio Summary

As of June 30, 2009, AerCap’s portfolio consisted of 290 aircraft and 79 engines that were either owned, on order, under contract or letter of intent, or managed.

The information above includes transactions completed by AerCap and AeroTurbine, AerCap’s subsidiary which focuses on engine leasing and trading, airframe and engine disassembly, part sales and MRO services.

About AerCap

AerCap is an integrated global aviation company with a leading market position in aircraft and engine leasing, trading and parts sales. AerCap also provides aircraft management services and performs aircraft maintenance, repair and overhaul services and aircraft disassemblies through its certified repair stations. AerCap is headquartered in The Netherlands and has offices in Ireland, the United States, Singapore, China and the United Kingdom.

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

For Media: Frauke Oberdieck Tel. +31 20 655 9616 foberdieck@aercap.com	For Investors: Peter Wortel Tel. +31 20 655 9658 pwortel@aercap.com